Exhibit 12

FUELCELL ENERGY INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

Amounts presented in thousands	Nine Months ended July 31,
			Fiscal Years Ended October 31,
	2005	2004	2003	2002	2001	2000
Earnings (loss):
Pre-tax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(47,820)	$(87,289)	$(67,414)	$(48,833)	$(15,438)	$(4,448)
Add:
Fixed Charges	4,585	1,227	287	335	306	141
Amortization of previously capitalized interest	-	7	13	13	13	13
Less:
Preferred dividends	4,491	947	-	-	-	-
Interest capitalized in the period	-	-	-	-	-	-

Earnings (loss) as adjusted	$(47,726)	$(87,002)	$(67,114)	$(48,485)	$(15,119)	$(4,294)

Fixed charges:
Interest expense incurred	$-	$137	$128	$160	$116	$141
Estimate of interest within rental expense	94	143	159	175	190	-
Less: interest capitalized in the period		-	-	-	-	-
Preferred dividends	4,491	947	-	-	-	-
Total fixed charges	$4,585	$1,227	$287	$335	$306	$141

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$(52,311)	$(88,229)	$(67,401)	$(48,820)	$(15,425)	$(4,435)